

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
Mr. Ritch N. Wood
Chief Financial Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

> **Re:** **Nu Skin Enterprises, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **File No. 001-12421**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Financial Statements and Supplementary Data, page 71
Note 2. Summary of Significant Accounting Policies, page 77
Revisions, page 77

1.   Please explain to us the specific nature of both reclassifications and provide the literature cite that supports the revised classifications.

Controls and Procedures, page 105

2.   With respect to your failure to account for your Venezuelan operation as a highly inflationary economy and the "reclassification errors" going back to 2011 involving deferred taxes and selling rebates, it appears to us that disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR") may not have been

effective at December 31, 2013 or material weaknesses in either or both of DC&P and ICFR were remediated during the quarter ended December 31, 2013 to make both standards effective. Please explain to us why you believe the period in which you identified and corrected the accounting for your Venezuelan operation (March 31, 2014) is the period in which these material weaknesses made DC&P and ICFR not effective. Explain to us also how you assessed DC&P and ICFR with respect to the reclassification errors in reaching effectiveness conclusions at December 31, 2013.

Form 10-Q for the Quarter Ended September 30, 2014

Notes to Consolidated Financial Statements, page 5
Note 9. Commitments and Contingencies, page 9

3.   Please clarify our understanding of the customs matter disclosed in the third paragraph of this note. You appear to describe the basis for calculating duties but that is not altogether clear from the disclosure. For example, define the term, "commissionaire agent," describe what is valued by the manufacturer's invoice or other alternative methods and describe those alternative methods, and define the nature of the deductions mentioned.

4.   Please revise to disclose the aggregate amount of the assessment and disputed duties on a gross basis unless the consumption taxes, which appear to have been deducted from the $39.7 million amount, are probable of recovery. If you believe the existing disclosure is appropriate, please explain your basis for this conclusion.

5.   We note you recognize as long-term receivables certain duties that have been incurred and paid in protest. Please tell us the balance of this asset as of September 30, 2014. Please explain to us why you are recognizing this gain contingency in the financial statements instead of recognizing all of the incurred and paid duties as expenses, and explain why you believe the amounts paid in protest are probable of recovery. We note the Japanese customs authorities and Ministry of Finance have rejected your protests and appeals in this area.

Note 13. Venezuela Highly Inflationary Economy, page 14

6.   Please justify your conclusion that the amount of any restatement to prior periods was not material and did not warrant restatement. Provide the necessary calculations. Refer to SAB Topic s 1.M and 1.N.

Note 14. Write-down of Inventory, page 14

7.   You disclose a $50.0 million write-down of estimated surplus inventory was taken during the second quarter and that total inventory write-downs were $60.7 million as of September 30, 2014. Please tell us why you have not identified this charge as a separate item below cost of sales on the income statement in accordance with FASB ASC paragraph 330-10-50-2 and as a separate noncash item in the reconciliation of net income

to net cash used in or provided by operations in the statement of cash flows. Otherwise, please confirm you will include this adjustment as a separate charge in your income statement and statement of cash flows in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining